EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
Income (loss) before income taxes and losses from joint venture	$(21,937)	$(28,247)	$(182,305)	$(135,765)	$(165,986)	$(37,587)
Fixed charges	3,178	14,720	14,451	13,630	12,399	4,316

Total earnings and fixed charges	(18,759)	(13,527)	(167,854)	(122,135)	(153,587)	(33,271)
Fixed charges	3,178	14,720	14,451	13,630	12,399	4,316
Ratio of earnings to fixed charges (1)	NM	NM	NM	NM	NM	NM

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) before taxes and losses from joint venture plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 by approximately $21.9 million, $28.2 million, $182.3 million, $135.8 million and $166.0 million, respectively, and by approximately $37.6 million for the three months ended March 31, 2004